EXHIBIT D(3)(ii)

January 1, 2006

ING VP Natural Resources Trust

7337 East Doubletree Ranch Road

Scottsdale, AZ 85258-2034

Re:	Expense Limitations

Ladies and Gentlemen:

For Class A shares of ING VP Natural Resources Trust, ING Investments, LLC shall waive or lower its investment management fee in accordance with the Expense Limitation Agreement between ING Investments, LLC and ING VP Natural Resources Trust, dated July 26, 2000, as restated August 1, 2003, and further amended and restated February 1, 2005, as if the Maximum Operating Expense Limits specified in Schedule A of the Expense Limitation Agreement were as follows:

Name of Fund	Maximum Operating Expense Limit (as a percentage of average net assets)
Class A
ING VP Natural Resources Trust	1.08%

We are willing to be bound by this letter agreement to lower our fee for the period from January 1, 2006 through and including December 31, 2006. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply. Any fees waived pursuant to this letter agreement shall not be eligible for recoupment. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,

/s/ Todd Modic

Todd Modic
Senior Vice President

7337 East Doubletree Ranch Road	Tel: 480.477.3000	ING Investments, LLC
Scottsdale, AZ 85258-2034	Fax: 480.477.2700
www.ingfunds.com